SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO 17 C.F.R. § 200.83 ON BEHALF OF TASKUS, INC.

April 21, 2021

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL

TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH

HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[*].”

VIA EDGAR

Re:	Registration Statement on Form S-1 (the “Registration Statement”) of TaskUs,
Inc. filed April 12, 2021 (File No. 333-255190)

Edwin Kim, Esq.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Kim:

On behalf of TaskUs, Inc. (“TaskUs” or the “Registrant”), in connection with your examination of the Registration Statement, we enclose for your review, on a confidential supplemental basis, certain information related to the size of the offering, the proposed price range for the offering and the Registrant’s preliminary estimated unaudited financial results for the quarter ended March 31, 2021 (the “Confidential Information”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the above referenced Registration Statement. The Confidential Information has been clearly marked “CONFIDENTIAL TREATMENT REQUESTED BY TASKUS, INC.” The Registrant requests that all Confidential Information enclosed herewith receive confidential treatment.

Securities and Exchange Commission	April 21, 2021

To facilitate the Staff’s review of the Registration Statement relating to the offering of shares of Class A common stock of TaskUs, we have attached as Annex A to this letter versions of the front cover page of the prospectus and the “Summary—The Offering,” “Capitalization,” “Dilution,” excerpts from “Executive and Director Compensation” and the “Principal and Selling Stockholders” sections of the Registration Statement that have been completed using TaskUs’ current assumptions relating to share count, offering size and price range, which have in each case been marked to show changes from the corresponding sections included in the Registration Statement filed on April 12, 2021. TaskUs notes that the information in Annex A reflects a preliminary price range of between $[*] and $[*] per share (the “Preliminary Price Range”) and the actual price range to be included in a subsequent pre-effective amendment to the Registration Statement (currently anticipated to be filed on or about April 27, 2021) is expected to fall within the Preliminary Price Range. TaskUs confirms that the actual price range will be narrowed to comply with the Staff’s interpretation regarding the parameters of a bona fide price range. The information in Annex A is based on an assumed $[*] per share midpoint based on the Preliminary Price Range specified above, an offering size of [*] shares of Class A common stock (of which [*] shares are assumed to be issued and sold by TaskUs and [*] shares are assumed to be sold by selling stockholders) and a [*]-for-one forward split of TaskUs’ common stock to be effected prior to the closing of the offering. Accordingly, the information presented in Annex A may require update if the foregoing assumptions change.

In addition, we have attached as Annex B to this letter a version of the “Summary—Recent Developments—Preliminary Estimated Unaudited Financial Results for the Three Months ended March 31, 2021” section of the Registration Statement that has been completed using the anticipated estimated ranges to be included in a subsequent pre-effective amendment of the Registration Statement.

For the Staff’s supplemental review, we are submitting as Annex C to this letter a draft of the Exhibit 5 opinion of Simpson Thacher & Bartlett LLP, which will be issued substantially in the form included in Annex C.

Pursuant to Rule 418(b) under the Securities Act, the Confidential Information is being provided to the Securities and Exchange Commission (the “Commission”) on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 418, on behalf of the Registrant, we request that the Confidential Information be deleted upon completion of your review thereof. Please call us when you have completed your review and confirm that the Confidential Information has been deleted.

In connection with providing the Confidential Information to you, we hereby request that, pursuant to the Freedom of Information Act (5 U.S.C. § 552) (the “FOIA”) and applicable rules of the Commission, the Confidential Information and any memoranda, notes or other writings of any sort whatsoever which are or have been made by any employee of the Commission (or of any other government agency) which incorporate, include or relate to (i) the Confidential Information or the matters contained therein or (ii) any conference, meeting, telephone conversation or interview between (a) employees, representatives, agents or counsel of the Registrant and (b) employees of the Commission (or any other government agency) be maintained in confidence and not be made a part of any public writing and not be disclosed to any person.

CONFIDENTIAL TREATMENT REQUESTED BY TASKUS, INC.

Securities and Exchange Commission	April 21, 2021

On behalf of the Registrant, in accordance with Regulation 200.83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), we also request, for reasons of business confidentiality, that the Commission not disclose the Confidential Information, or the fact of the existence thereof, or this request, in response to any request under the FOIA. A redacted version of the enclosed letter, omitting the Confidential Information, has been or will be promptly filed on the Commission’s EDGAR system as correspondence.

If any person not a member of the Commission or its staff (including, without limitation, any governmental employee) should request an opportunity to inspect or copy this request or the Confidential Information, pursuant to the FOIA or otherwise, or if you or any member of the Commission or its staff contemplates disclosure of this request or the Confidential Information to any other person, I request that I immediately be notified of such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given advance notice of any intended release so that I may, if deemed necessary or appropriate, pursue any remedies available. I expect to be given an opportunity to object to such disclosure. I request that you telephone me rather than rely upon the U.S. Mail for such notice.

In accordance with Rule 83, a copy of this request (but not the Confidential Information) is also being delivered to the Office of FOIA and Privacy Act Operations of the Commission.

*        *        *         *        *

Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 or Joshua Ford Bonnie at 212-636-5804 with any questions or further comments you may have regarding this filing.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

Jan Woo, Legal Branch Chief

Robert Littlepage, Accounting Branch Chief

Claire DeLabar, Staff Accountant

CONFIDENTIAL TREATMENT REQUESTED BY TASKUS, INC.

Securities and Exchange Commission	April 21, 2021

TaskUs, Inc.

Bryce Maddock

Jaspar Weir

Balaji Sekar

Jeffrey Chugg

Davis Polk & Wardwell LLP

Byron B. Rooney

Emily Roberts

CONFIDENTIAL TREATMENT REQUESTED BY TASKUS, INC.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Annex A

Subject to completion, dated April 21, 2021

Preliminary Prospectus

[*] Shares

TaskUs, Inc.

Class A Common Stock

This is the initial public offering of shares of Class A common stock of TaskUs, Inc. No public market currently exists for our Class A common stock. We are offering [*] shares of Class A common stock in this offering, and the selling stockholders identified in this prospectus are offering [*] shares of Class A common stock. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders. We anticipate that the initial public offering price will be between $[*] and $[*] per share. We have applied to list our Class A common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TASK.”

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, transfer and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible at any time into one share of Class A common stock. Each share of our Class B common stock will convert automatically upon certain transfers and upon the earlier of (i) seven years from the filing and effectiveness of our amended and restated certificate of incorporation in connection with this offering and (ii) (x) with respect to our Sponsor (as defined herein), the first date on which the aggregate number of shares of our Class B common stock held by our Sponsor ceases to represent at least 5% of the aggregate number of our outstanding shares of common stock and (y) with respect to each Co-Founder (as defined herein), the first date on which the aggregate number of shares of our Class B common stock held by such Co-Founder ceases to represent at least 5% of the aggregate number of our outstanding shares of common stock.

After the completion of this offering, Bryce Maddock and Jaspar Weir, the co-founders of TaskUs, Inc., and affiliates of The Blackstone Group Inc. will continue to hold all of our issued and outstanding Class B common stock and to own a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management—Controlled Company Exception” and “Principal and Selling Stockholders.” Following this offering, outstanding shares of Class B common stock will represent approximately [*]% of the voting power of our outstanding capital stock immediately following this offering (or [*]% if the underwriters exercise their option to purchase additional shares in full).

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on page 27 to read about factors you should consider before buying shares of our Class A common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to TaskUs, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

At our request, the underwriters have reserved up to 5% of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals associated with us. See the section titled “Underwriting—Directed Share Program.”

To the extent that the underwriters sell more than [*] shares of our Class A common stock, the underwriters have the option to purchase up to an additional [*] shares of our Class A common stock from us and the selling stockholders at the initial public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Class A common stock against payment in New York, New York on or about                 , 2021.

Goldman Sachs & Co. LLC	J.P. Morgan

The date of this prospectus is                , 2021.

CONFIDENTIAL TREATMENT REQUESTED BY TASKUS, INC.

The Offering

Class A common stock offered by TaskUs, Inc.	[*] shares.

Class A common stock offered by the selling stockholders	[*] shares.

Option to purchase additional shares from the selling stockholders	The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to [*] additional shares of Class A common stock from the selling stockholders.

Class A common stock outstanding after giving effect to this offering	[*] shares (or [*] shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class B common stock outstanding after giving effect to this offering	[*] shares (or [*] shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Total Class A and Class B common stock outstanding after giving effect to this offering	[*] shares (or [*] shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Use of proceeds

We estimate that the net proceeds to TaskUs, Inc. from this offering, after deducting estimated underwriting discounts and commissions, will be approximately $[*] million (or $[*] million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

We intend to use the net proceeds received by us from this offering, together with cash on hand, to satisfy payments of approximately $[*] million in respect of vested phantom shares, including $[*] million in respect of vested phantom shares held by certain of our executive officers, that will become due upon the completion of this offering, based on an assumed initial public offering price of $[*] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, including $[*] million in deferred dividend payments in respect of such vested phantom shares. We intend to use the remainder of the net proceeds, if any, from this offering for general corporate purposes, which may include but are not limited to future acquisitions.

We will not receive any proceeds from the sale of shares of Class A common stock offered by the selling stockholders (including any sales pursuant to the underwriters’ option to purchase additional shares from the selling stockholders).

Voting rights	We have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, transfer and conversion rights. Class A common stock is entitled to one vote per share and Class B common stock is entitled to ten votes per share.

CONFIDENTIAL TREATMENT REQUESTED BY TASKUS, INC.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. Each share of our Class B common stock may be convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the earlier of (i) seven years from the filing and effectiveness of our amended and restated certificate of incorporation in connection with this offering and (ii) (x) with respect to our Sponsor, the first date on which the aggregate number of shares of our Class B common stock held by our Sponsor ceases to represent at least 5% of the aggregate number of our outstanding shares of common stock and (y) with respect to each Co-Founder, the first date on which the aggregate number of shares of our Class B common stock held by such Co-Founder ceases to represent at least 5% of the aggregate number of our outstanding shares of common stock. The holders of our outstanding Class B common stock will hold [*]% of the combined voting power of our outstanding capital stock following this offering (or [*]% if the underwriters exercise their option to purchase additional shares in full), with our directors, executive officers, and holders of 5% or more of our common stock and their respective affiliates holding [*]% of the combined voting power in the aggregate (or [*]% if the underwriters exercise their option to purchase additional shares in full). These stockholders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Controlled company	After the completion of this offering, our Sponsor and our Co-Founders will beneficially own approximately [*]% of the combined voting power of our Class A common stock and Class B common stock (or [*]% if the underwriters exercise their option to purchase additional shares in full). As a result, we will be a “controlled company” under Nasdaq rules. As a controlled company, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements of Nasdaq.

Dividend policy	We have no current plans to pay dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends is limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future. See “Dividend Policy.”

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the Class A common stock being offered for

CONFIDENTIAL TREATMENT REQUESTED BY TASKUS, INC.

sale, to certain individuals associated with the Company. We will offer these shares to the extent permitted under applicable regulations. Any directors and officers that buy shares of Class A common stock through the directed share program will be subject to a 180-day lock-up period with respect to such shares, which restriction may be waived with the prior written consent of the representatives of the underwriters. The number of shares of Class A common stock available for sale to the general public in this offering will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock. See “Underwriting.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our Class A common stock.

Proposed Nasdaq trading symbol	“TASK”

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on [*] shares of our common stock outstanding as of March 31, 2021, prior to the consideration of the [*]-for-1 forward split of our common stock, and reflects the [*]-for-1 forward split of our common stock, the reclassification of all [*] outstanding shares of our common stock (after giving effect to the [*]-for-1 forward split) into an equal number of shares of Class B common stock (in which all of our existing shareholders immediately prior to such reclassification will participate equally), which will occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering (the “Class B Reclassification”), the subsequent conversion of [*] shares of Class B common stock into an equivalent number of shares of Class A common stock in connection with the sale of such shares by the selling stockholders in this offering and the issuance of [*] shares of Class A common stock in connection with the offer by us of such shares in this offering.

In this prospectus, unless otherwise indicated, the number of shares of Class A common stock and Class B common stock outstanding and the other information based thereon does not reflect:

•	[*] shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock from us;

•

[*] shares of Class A common stock issuable upon the exercise of options to purchase share of our Class A common stock outstanding as of March 31, 2021 pursuant to the 2019 TaskUs, Inc. Stock Incentive Plan (the “2019 Stock Incentive Plan”); and

•

[*] shares of Class A common stock that may be granted under the TaskUs, Inc. 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), which will become effective in connection with the completion of this offering (which number includes the Founder Awards and the IPO Awards (each as defined under “Executive and Director Compensation—IPO-Related Equity Grants”) and excludes any potential future increases pursuant to the terms of the Omnibus Incentive Plan). See “Executive and Director Compensation—Omnibus Incentive Plan” and “Executive and Director Compensation—IPO-Related Equity Grants”. The shares of Class A common stock that may be issued pursuant to the Founder Awards and the IPO Awards include:

◾

[*] shares of Class A common stock issuable in connection with the settlement of time-based restricted stock units (“RSUs”) that will be granted under our Omnibus Incentive Plan, which will become effective in connection with the completion of this offering to Mr. Maddock and certain other officers and employees. See “Executive and Director Compensation—IPO-Related Equity Grants”;

CONFIDENTIAL TREATMENT REQUESTED BY TASKUS, INC.

◾

[*] shares of Class A common stock issuable in connection with the settlement of performance-based restricted stock units (“PSUs”) that will be granted under our Omnibus Incentive Plan, which will become effective in connection with the completion of this offering to Mr. Maddock and certain other officers and employees. See “Executive and Director Compensation—IPO-Related Equity Grants”; and

◾

[*] shares of Class A common stock issuable upon the exercise of stock options that will be granted under our Omnibus Incentive Plan, which will become effective in connection with the completion of this offering to Mr. Maddock and certain other officers and employees, with an exercise price equal to the initial public offering price. See “Executive and Director Compensation—IPO-Related Equity Grants.

In addition, all share information reflects a [*]-for-1 forward split of our common stock, to occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering.

CONFIDENTIAL TREATMENT REQUESTED BY TASKUS, INC.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020:

•	on a historical basis;

•

on a pro forma basis, giving effect to (i) the Class B Reclassification, (ii) the effectiveness of our amended and restated certificate of incorporation and (iii) the payment of the 2021 Dividend, as if such reclassification, effectiveness and payment had occurred on December 31, 2020.

•	on a pro forma as adjusted basis, giving effect to:

•	the pro forma adjustments set forth above;

•

the sale by us of [*] shares of Class A common stock in this offering at an assumed public offering price of $[*] per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•

the conversion of [*] shares of Class B common stock into an equivalent number of shares of Class A common stock in connection with the sale of such shares by the selling stockholders in this offering; and

•

the application of the net proceeds received by us from this offering as described under “Use of Proceeds” as if this offering and the application of the net proceeds of this offering had occurred on December 31, 2020 at the assumed initial public offering price of $[*] per share, which includes the anticipated payment of $[*] million cash settlement in respect of the vested phantom shares that will become due upon the completion of this offering.

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except for share amounts)
Cash and cash equivalents	$107,728	[*]	[*]

Current portion of debt(2)	$45,984	[*]	[*]
Long-term debt	198,768	[*]	[*]
Existing common stock, par value $0.01 per share, 10,000,000 shares authorized, 9,173,702 shares issued and outstanding on an actual basis; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	92	[*]	[*]
Class A common stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual shares authorized, [*] shares issued and outstanding pro forma and pro forma adjusted	—	[*]	[*]
Class B common stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual shares authorized, [*] shares issued and outstanding pro forma and pro forma adjusted	—	[*]	[*]
Additional paid-in capital(3)	399,027	[*]	[*]
Accumulated deficit(4)	(67,398)	[*]	[*]
Accumulated other comprehensive income	3,416	[*]	[*]

Total shareholders’ equity	335,137	[*]	[*]
Total capitalization	$579,889	[*]	[*]

CONFIDENTIAL TREATMENT REQUESTED BY TASKUS, INC.

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $[*] per share would increase or decrease, as applicable, cash and cash equivalents, additional paid-in capital and total shareholders’ equity by $[*] million, assuming the number of shares of Class A common stock offered by us remains the same as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions. Additionally, payment of transaction costs relating to this offering have not been reflected in the pro forma as adjusted amounts.

(2)

As of December 31, 2020, $39.9 million was drawn under the Revolving Credit Facility. For a further description and definition of the Revolving Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(3)	Additional paid-in capital was decreased by $[*] million, on a pro forma basis, to reflect the $50.0 million dividend payment to our existing shareholders on or about April 16, 2021.
(4)

Accumulated deficit was increased by $[*] million, on a pro forma adjusted basis, to reflect the settlement in respect of the vested phantom shares that will become due upon the completion of this offering.

CONFIDENTIAL TREATMENT REQUESTED BY TASKUS, INC.

DILUTION

If you invest in shares of our Class A common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible deficit per share of common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma as adjusted net tangible deficit per share attributable to the shares of common stock held by our pre-IPO owners.

Our pro forma net tangible deficit as of December 31, 2020 was $[*], or $[*] per share of common stock. Pro forma net tangible deficit represents the amount of total tangible assets less total liabilities, and pro forma net tangible deficit per share of common stock represents net tangible deficit divided by the number of shares of Class A and Class B common stock outstanding, after giving effect to (i) the Class B Reclassification, and the subsequent conversion of [*] shares of Class B common stock into an equivalent number of shares of Class A common stock in connection with the sale of such shares by the selling stockholders in this offering, (ii) the effectiveness of our amended and restated certificate of incorporation and (iii) the payment of the 2021 Dividend.

After giving further effect to this offering and the application of the proceeds therefrom as described in “Use of Proceeds,” based on the assumed initial public offering price of $[*] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, our pro forma net tangible deficit as of December 31, 2020 would have been $[*], or $[*] per share of Class A common stock. This represents a decrease in pro forma net tangible book value of $[*] per share of common stock to our pre-IPO owners and an immediate dilution in pro forma net tangible deficit of $[*] per share of common stock to investors in this offering.

The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Assumed initial public offering price per share of Class A common stock			$	[*]
Pro forma net tangible deficit per share of common stock as of December 31, 2020	$	[*]
Decrease in pro forma net tangible book value per share of common stock attributable to investors in this offering	$	[*]

Pro forma as adjusted net tangible deficit per share of common stock after the offering			$	[*]

Dilution per share of Class A common stock to investors in this offering			$	[*]

The following table summarizes, as of December 31, 2020, the total number of shares of common stock purchased, the total cash consideration paid, and the average price per share paid, in each case by pre-IPO owners and by investors in this offering. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our pre-IPO owners paid. The table below reflects an assumed initial public offering price of $[*] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares of Common Stock Purchased				Total Consideration					Average Price Per Share of Common Stock
	Number		Percent		Amount			Percent
(In thousands)
Pre-IPO owners	[	*]	[	*]%	$	[	*]	[	*]%	$	[	*]

Investors in this offering	[	*]	[	*]%	$	[	*]	[	*]%	$	[	*]

Total	[	*]	[	*]%	$	[	*]	[	*]%	$	[	*]

CONFIDENTIAL TREATMENT REQUESTED BY TASKUS, INC.

Each $1.00 increase in the assumed offering price of $[*] per share would increase total consideration paid to us by investors in this offering by $[*] million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The dilution information above is for illustrative purposes only. Our net tangible deficit following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

CONFIDENTIAL TREATMENT REQUESTED BY TASKUS, INC.

Annex B

Recent Developments

Preliminary Estimated Unaudited Financial Results for the Three Months ended March 31, 2021

The data presented below reflects our preliminary estimated unaudited financial results for the three months ended March 31, 2021 based upon information available to us as of the date of this prospectus. This data is not a comprehensive statement of our financial results for the three months ended March 31, 2021, and our actual results may differ materially from this preliminary estimated data.

While we currently expect our results for the three months ended March 31, 2021 to be within the ranges set forth below, the review of our financial statements for the three months ended March 31, 2021 has not been completed. During the course of our preparation of our financial statements and related notes and the completion of the review for the three months ended March 31, 2021, additional adjustments to the preliminary estimated financial information presented below may be identified. Any such adjustments may be material. Our independent registered public accounting firm, KPMG LLP, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial data, and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

Based upon such preliminary estimated financial results, we expect service revenue, income before taxes and Adjusted EBITDA for the three months ended March 31, 2021 to be within the ranges set out in the following table as compared to the results for the three months ended March 31, 2020:

	For the Three Months Ended March 31,
	2021						2020
	Estimated						Actual
	Low			High
(in thousands)	(Unaudited)
Service revenue	$	[	*]	$	[	*]	$102,429
Income before taxes		[	*]		[	*]	1,854
Adjusted EBITDA		[	*]		[	*]	17,459

The following table sets forth a reconciliation of income before taxes to Adjusted EBITDA for the periods indicated. Adjusted EBITDA is not a measure that is required to be disclosed by GAAP. We believe income before taxes is an appropriate measure for the reconciliation given that we have only recently completed the financial close process for the three months ended March 31, 2021 and have not had adequate time to complete our tax accounting procedures. Accordingly, there is a higher degree of complexity and lower visibility with respect to income tax accounting effects on our results for the three months ended March 31, 2021, including the need to adjust (or remeasure) deferred tax liabilities and deferred tax assets as well as the impact of tax law changes in various jurisdictions. We do not yet have the necessary information available, prepared or analyzed to develop a reasonable estimate of the tax provisions for the three months ended March 31, 2021. Accordingly, we do not believe that a presentation or estimate based on currently available information would be meaningful to users of our financial statements or material to an understanding of our financial results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Non-GAAP Financial Measures” for a discussion on how we define and calculate Adjusted EBITDA and a discussion on why we believe this metric is important.

CONFIDENTIAL TREATMENT REQUESTED BY TASKUS, INC.

17

	For the Three Months Ended March 31,
	2021						2020
	Estimated						Actual
	Low			High
(in thousands)	(Unaudited)
Income before taxes	$	[	*]	$	[	*]	$1,854
Financing expenses(1)		[	*]		[	*]	2,243
Depreciation		[	*]		[	*]	4,714
Amortization of intangible assets		[	*]		[	*]	4,712

EBITDA		[	*]		[	*]	13,523
Offering costs(2)		[	*]		[	*]	—
Foreign currency losses(3)		[	*]		[	*]	1,404
Loss (gain) on disposal of assets(4)		[	*]		[	*]	(5)
COVID-19 related expenses(5)		[	*]		[	*]	2,439
Severance costs(6)		[	*]		[	*]	98
Natural disaster costs(7)		[	*]		[	*]	—

Adjusted EBITDA		[	*]		[	*]	17,459

(1)

Financing expenses include interest expense, commitment fees on undrawn amounts, and debt financing costs related to our 2019 Credit Facilities (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness”).

(2)	Represents one-time professional service fees related to the preparation for a potential initial public offering that have been expensed during the period.
(3)

Realized and unrealized foreign currency gains and losses include the effect of fair market value changes of forward contracts and remeasurement of U.S. dollar-denominated accounts to foreign currency.

(4)

Gain and loss on disposal of assets mainly resulted from the writeoff of furniture and fixtures or leasehold improvements associated with the termination of certain of our real estate leases during the three months ended March 31, 2021 and 2020.

(5)

Represents incremental expenses incurred that relate to the transition to a virtual operating model and incentive and leave pay granted to employees that are directly attributable to the COVID-19 pandemic.

(6)	Represents severance payments as a result of certain cost optimization measures we undertook during the year.
(7)

Represents one-time costs associated with emergency housing, transportation costs and bonuses for our employees in connection with the natural disaster related to the severe winter storm in Texas in February 2021.

Cash Dividend

On April 9, 2021, our board of directors declared a cash dividend in the aggregate amount of $50.0 million, or $5.45 per share, to holders of our common stock (the “2021 Dividend”). The 2021 Dividend was paid on April 16, 2021 using available cash. See “Executive and Director Compensation—Narrative Disclosure to Summary Compensation Table—2021 Dividend”.

CONFIDENTIAL TREATMENT REQUESTED BY TASKUS, INC.

18

Annex C

Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number	E-mail Address

+1-212-455-7614	elewandowski@stblaw.com

[                ], 2021

TaskUs, Inc.

1650 Independence Drive, Suite 100

New Braunfels, Texas 78132

Ladies and Gentlemen:

We have acted as counsel to TaskUs, Inc. (formerly known as TU TopCo, Inc.), a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1 (File No. 333- 255190) (as amended, the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to (1) the issuance by the Company of an aggregate of [                ] shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) (together with any additional shares of such stock that may be issued by the Company pursuant to Rule 462(b) (as prescribed by the Commission pursuant to the Act) in connection with the offering described in the Registration Statement, the “Company Shares”) and (2) the sale of an aggregate of [                ] shares of Class A Common Stock by certain selling stockholders (the “Selling Stockholders”) (together with any additional shares of such stock that may be sold by the Selling Stockholders pursuant to Rule 462(b) in connection with the offering described in the Registration Statement, the “Selling Stockholder Shares” and, together with the Company Shares, the “Shares”).

We have examined the Registration Statement and a form of the Amended and Restated Certificate of Incorporation of the Company (the “Certificate”), which has been filed with the

TaskUs, Inc.	2	[ ], 2021

Commission as an exhibit to the Registration Statement. In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth.

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We have also assumed that the Certificate is filed with the Secretary of State for the State of Delaware in the form filed with the Commission as an exhibit to the Registration Statement prior to the issuance of any of the Shares.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that, (A) (1) when the Board of Directors of the Company (the “Board”), or a duly authorized committee of the Board, has taken all necessary corporate action to authorize and approve the issuance of the Company Shares, (2) when the Certificate has been duly filed with the Secretary of State for the State of Delaware, and (3) upon payment and delivery in accordance with the applicable definitive underwriting agreement approved by the Board, or a duly authorized committee of the Board, the Company Shares will be validly issued, fully paid and nonassessable; and (B) the Selling Stockholder Shares have been validly issued and are fully paid and nonassessable.

We do not express any opinion herein concerning any law other than the Delaware General Corporation Law.

TaskUs, Inc.	3	[ ], 2021

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP